FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

29 April 2013

GRUPO FINANCIERO HSBC, S.A. DE C.V.
FIRST QUARTER 2013 FINANCIAL RESULTS – HIGHLIGHTS

•	Net income before tax for the first quarter of 2013 was MXN2,042m, an increase of MXN803m or 64.8% compared with MXN1,239m for the first quarter of 2012.

•	Net income for the first quarter of 2013 was MXN1,484m, an increase of MXN286m or 23.9% compared with MXN1,198m for the first quarter of 2012.

•	Total operating income, net of loan impairment charges, for the first quarter of 2013 was MXN7,120m, an increase of MXN375m or 5.6% compared with MXN6,745m for the first quarter of 2012.

•	Loan impairment charges for the first quarter of 2013 were MXN1,539m, a decrease of MXN115m or 7.0% compared with MXN1,654m for the first quarter of 2012.

•	Administrative and personnel expenses were MXN5,085m, a decrease of MXN429m or 7.8% compared with MXN5,514m for the first quarter of 2012.

•	The cost efficiency ratio was 58.7% for the first quarter of 2013, compared with 65.7% for the first quarter of 2012.

•
Net loans and advances to customers were MXN188.6bn at 31 March 2013, an increase of MXN9.0bn or 5.0% compared with MXN179.6bn at 31 March 2012. Total impaired loans as a percentage of gross loans and advances improved to 2.2% compared with 2.6% at 31 March 2012.

•	At 31 March 2013, deposits were MXN265.0bn, a decrease of MXN36.3bn or 12.0% compared with MXN301.3bn at 31 March 2012.

•	Return on equity was 11.2% for the first quarter of 2013 compared with 10.5% for the first quarter of 2012.

•	At 31 March 2013, the bank’s total capital adequacy ratio was 16.8% and the tier 1 capital ratio was 13.7% compared with 14.7% and 11.4% respectively at 31 March 2012.

•	In the first quarter of 2013, the bank paid a dividend of MXN1,400m, representing MXN0.72 per share, and Grupo Financiero HSBC paid a dividend of MXN2,500m, representing MXN0.89 per share.

•	On 1 April 2013, the sale of the general insurance manufacturing portfolio to AXA Group was completed.

2012 results have been restated to reflect the general insurance manufacturing businesses as a discontinued operation.

HSBC Mexico S.A. (the bank) is a subsidiary of Grupo Financiero HSBC, S.A. de C.V.’s (Grupo Financiero HSBC) and is subject to supervision by the Mexican Banking and Securities Commission. The bank is required to file financial information on a quarterly basis (in this case for the quarter ended 31 March 2013) and this information is publicly available. Given that this information is available in the public domain, Grupo Financiero HSBC, S.A. de C.V. has elected to file this release. HSBC Seguros, S.A. de C.V. Grupo Financiero HSBC (HSBC Seguros) is Grupo Financiero HSBC’s insurance group.

Results are prepared in accordance with Mexican GAAP (Generally Accepted Accounting Principles).
Overview

The Mexican economy slowed in the first quarter of 2013 as a result of lower manufacturing output due to reduced demand from the US. However, the Mexican peso appreciated against the US dollar largely due to optimism over proposed reforms by the new government. A favourable rate of inflation allowed the Banco de Mexico to cut the policy rate by 50bps to 4.0%.

For the quarter ended 31 March 2013, Grupo Financiero HSBC’s net income was MXN1,484m, an increase of MXN286m or 23.9% compared with the first quarter of 2012. The improvement was driven mainly by reductions in administrative and personnel expenses and loan impairment charges, and increases in net interest income and net fee income, partially offset by higher tax expense and lower other operating income.

Net interest income was MXN5,712m, an increase of MXN403m or 7.6% compared with the first quarter of 2012. The improvement was due to higher average loan portfolio balances, mainly in commercial, payroll, personal and mortgage loans, coupled with higher average commercial loans and deposit spreads, partially offset by lower spreads in personal, payroll and credit card loans.

Loan impairment charges were MXN1,539m, a decrease of MXN115m or 7.0% compared with the first quarter of 2012. The reduction is a result of the strategy implemented in the past few years which has focused on improving credit quality and collection processes.

Net fee income was MXN1,631m, an increase of MXN128m or 8.5% compared with the first quarter of 2012. The improvement was driven by lower fee expenses, mainly as a result of a change in the presentation of certain insurance expenses to administration expenses in the first quarter of 2013, lower brokerage fees payable and lower fees paid to the government for guaranteeing small and medium enterprises loans.

Trading income of MXN722m was largely unchanged from the first quarter of 2012.

Administrative and personnel expenses were MXN5,085m, a decrease of MXN429m or 7.8% compared with the first quarter of 2012. This reduction is largely the result of lower restructuring charges in the first quarter of 2013. Excluding the effect of restructuring charges, the decrease would have been MXN133m or 2.6% compared with the first quarter of 2012.

The cost efficiency ratio was 58.7% for the quarter ended 31 March 2013, compared with 65.7% for the quarter ended 31 March 2012.

The effective tax rate was 30.7% for the quarter ended 31 March 2013, compared with 11.1% for the quarter ended 31 March 2012. A large part of this variance is explained by higher inflationary effects recognized in the first quarter of 2012.

The performance of non-banking subsidiaries continued to contribute positively to Grupo Financiero HSBC’s results, particularly HSBC Seguros, which reported net income before tax of MXN675m for the quarter ended 31 March 2013, up 28.8% compared with the first quarter of 2012. The main driver for this growth was an increase of 1.7% in direct premiums, mainly in life products (endowments). In addition, the claims ratio decreased to 26.5% from 36.1% as reported in the first quarter of 2012.

Net loans and advances to customers increased MXN9.0bn or 5.0% to MXN188.6bn at 31 March 2013 compared with 31 March 2012. The performing consumer loan portfolio increased by 13.9%, primarily in payroll and personal loans, and performing mortgage and commercial loan portfolios increased by 7.8% and 3.6% respectively.

At 31 March 2013, total impaired loans decreased by 13.1% to MXN4.3bn compared with MXN5.0bn at 31 March 2012. The reduction largely relates to the change in write-off policy for mortgages in April 2012, which resulted in a MXN0.8bn decrease. Impaired consumer loans increased 12.7% as a result of portfolio volume growth. Total impaired loans as a percentage of total loans and advances to customers improved to 2.2% compared with 2.6% at 31 March 2012.

Total loan loss allowances at 31 March 2013 were MXN9.5bn, a decrease of MXN1.5bn or 13.7% compared with 31 March 2012. The total coverage ratio (allowance for loan losses divided by impaired loans) was 220.5% at 31 March 2013 compared with 222.2% at 31 March 2012.

Total deposits were MXN265.0bn at 31 March 2013, a decrease of MXN36.3bn or 12.0% compared with 31 March 2012. Demand deposits decreased 6.3%, while time deposits decreased 20.4% primarily as a result of customers switching to mutual fund products.

Total assets under management in mutual funds increased 33.5% compared with 31 March 2012.

At 31 March 2013, the bank’s total capital adequacy ratio was 16.8% and the tier 1 capital ratio was 13.7% compared with 14.7% and 11.4% respectively at 31 March 2012. On 30 January 2013, Grupo Financiero HSBC received a capital injection of US$390m from HSBC Holdings plc, its parent company, through HSBC Latin America Holdings (UK) Limited. In addition, on 31 January 2013 the bank issued US$110m of subordinated debt to HSBC Finance Netherlands. This investment will be used to increase lending throughout the country and the continuing refurbishment of our branch network.

In the first quarter of 2013, the bank paid a dividend of MXN1,400m representing MXN0.72 per share and Grupo Financiero HSBC paid a dividend of MXN2,500m representing MXN0.89 per share.
Business highlights

Retail Banking and Wealth Management (RBWM)

RBWM increased average demand deposit balances by 7.4% compared with the first quarter of 2012. This was mainly driven by higher balances in Advance, Flexible, Payroll and Premier Accounts.

During the first quarter of 2013, the e-statement strategy was launched to promote customers’ use of electronic statements.

RBWM’s assets under management in mutual funds increased 38.1%, reflecting the business’ strategy of migrating balances from Time Deposits to Funds, which has been supported by specific campaigns.

RBWM increased average performing loan balances by 11.7% compared with 31 March 2012.

Performing personal and payroll loans reported strong growth compared with the first quarter of 2012, increasing average balances by 56.0% and 23.7% respectively. Personal loans achieved record sales, increasing 79.2%, mainly due to the “Gran Venta” campaign. In addition, auto loan sales volumes increased 13.3% compared with 31 March 2012, due to an increased focus on this product.

Mortgage sales volumes increased by 39.4% compared with the same period of 2012, as a result of the strategy of increasing the branch network sales force and developing relationships with real estate agents and developers. In April 2013 a new Mortgage product was launched for a limited time, offering the most competitive mortgage rates in the market, in order to improve sales and grow the portfolio.

Commercial Banking (CMB)

Aligned to our strategy of becoming the leading international bank, CMB is increasing connectivity with global customers throughout the world.

As part of the HSBC Group’s global strategy, we have increased the promotion of products such as foreign exchange and trade and receivable finance in order to capture new relationships and support our existing customers’ international business opportunities and needs.

Trade revenues increased by 12.4% compared with the first quarter of 2012, reflecting higher trade-related lending. As a result our market share in Mexico increased.

A strong performance from Global Banking and Markets products allowed us to increase revenues in foreign exchange products by 77.2% compared with the first quarter of 2012.
Global Banking and Markets (GBM)

During the first quarter of 2013, Debt Capital Markets business consolidated its position as a leading underwriter in Mexico, achieving second place in the local debt capital market league tables. This is a consequence of the appetite of our clients for this new financing option.

During the quarter, GBM completed its first Equity Capital Markets deal of 2013. This is in addition to the two previous Initial Public Offers executed during 2012 for Grupo Financiero HSBC in Mexico.

Global Banking continued to grow average balances in its performing credit and lending business and customer deposits, which increased by 3.1% and 12.2% respectively compared with 31 March 2012.

Sale of HSBC general insurance manufacturing to AXA Group

On 1 April 2013, the sale of the general insurance manufacturing portfolio to AXA Group was completed. Under the terms of this agreement, the purchaser will provide general insurance products to Grupo Financiero HSBC for our retail customers. From April 2013, a long-term collaboration has begun which will broaden and strengthen the suite of general insurance products available to our customers. Additionally this transaction represents another step in the execution of the HSBC Group’s global strategy.

Grupo Financiero HSBC first quarter 2013 financial results as reported to HSBC Holdings plc, our ultimate parent company, are prepared in accordance with International Financial Reporting Standards (IFRS)

For the quarter ended 31 March 2013, on an IFRS basis, Grupo Financiero HSBC reported a net income before tax of MXN1,726m, a decrease of MXN398m or 18.7% compared with MXN2,124m for the quarter ended 31 March 2012.

The higher net income before tax reported under Mexican GAAP is largely due to a reduction of the present value of in-force long term insurance business, a concept which is only recognized under IFRS, as well as higher loan impairment charges under IFRS as a result of the different provisioning methodologies. A reconciliation and explanation between the Mexican GAAP and IFRS results is included with the financial statements of this document.

About HSBC

On 20 March 2013, the Fund Pro organization awarded Grupo Financiero HSBC the “Platinum Performance Awards” in three investment funds categories: Short term debt, Medium term debt and “Flexible Conservador”.

Grupo Financiero HSBC is one of the leading financial groups in Mexico with 1,040 branches, 6,453 ATMs and approximately 17,300 employees. For more information, visit www.hsbc.com.mx.

Grupo Financiero HSBC is a 99.99% directly owned subsidiary of HSBC Latin America Holdings (UK) Limited, which is a wholly owned subsidiary of HSBC Holdings plc, and a member of the HSBC Group. With around 6,600 offices covering 81 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and North Africa and with assets of US$2,693bn at 31 December 2012, the HSBC Group is one of the world’s largest banking and financial services organisation.

For further information contact:
Mexico City
Lyssette Bravo	Andrea Colín
Public Affairs	Investor Relations
Telephone: +52 (55) 5721 2888	Telephone: +52 (55) 5721 3001

London
Patrick Humphris	Guy Lewis
Group Media Relations	Investor Relations
Telephone: +44 (0)20 7992 1631	Telephone: +44 (0)20 7992 1938

Consolidated Balance Sheet

	GROUP		BANK
Figures in MXN millions	31 Mar	31 Mar	31 Mar	31 Mar
	2013	2012	2013	2012
Assets

Cash and deposits in banks	55,703	45,345	55,703	45,345

Margin accounts	-	43	-	43

Investment in securities	158,437	162,092	142,207	147,606
Trading securities	37,680	34,471	30,589	28,435
Available-for-sale securities	105,095	111,857	105,095	111,857
Held to maturity securities	15,662	15,764	6,523	7,314

Repurchase agreements	3,229	9,787	3,229	9,787

Derivative transactions	54,171	36,151	54,171	36,151

Performing loans
Commercial loans	107,067	103,356	107,067	103,356
Loans to financial intermediaries	5,427	6,873	5,427	6,873
Consumer loans	34,848	30,603	34,848	30,603
Mortgage loans	19,784	18,355	19,784	18,355
Loans to government entities	26,670	26,471	26,670	26,471
Total performing loans	193,796	185,658	193,796	185,658
Impaired loans
Commercial loans	2,460	2,292	2,460	2,292
Consumer loans	1,194	1,059	1,194	1,059
Mortgage loans	673	1,626	673	1,626
Loans to government entities	-	-	-	-
Total impaired loans	4,327	4,977	4,327	4,977
Gross loans and advances to customers	198,123	190,635	198,123	190,635
Allowance for loan losses	(9,539)	(11,059)	(9,539)	(11,059)
Net loans and advances to customers	188,584	179,576	188,584	179,576
Accounts receivable from insurers and bonding companies	3	-	-	-
Premium receivables	58	71	-	-
Accounts receivable from reinsurers and rebonding companies	105	207	-	-
Other accounts receivable	53,246	48,136	52,631	47,523
Foreclosed assets	205	204	201	201
Property, furniture and equipment, net	7,138	7,834	7,138	7,834
Long-term investments in equity securities	234	156	145	143
Assets held for sale	341	413	-	-
Deferred taxes	5,655	6,328	5,574	6,224
Goodwill	950	950	-	-
Other assets, deferred charges and intangibles	3,239	4,325	3,044	4,083
Total assets	531,298	501,618	512,627	484,516

Consolidated Balance Sheet (continued)

	GROUP		BANK
Figures in MXN millions	31 Mar	31 Mar	31 Mar	31 Mar
	2013	2012	2013	2012
Liabilities
Deposits	265,007	301,271	265,476	302,116
Demand deposits	162,072	173,047	162,541	173,892
Time deposits	98,666	123,955	98,666	123,955
Money market instruments	4,269	4,269	4,269	4,269

Bank deposits and other liabilities	29,849	23,888	29,849	23,888
On demand	7,031	-	7,031	-
Short-term	20,788	22,487	20,788	22,487
Long-term	2,030	1,401	2,030	1,401

Repurchase agreements	38,608	12,637	38,608	18,219
Stock borrowing	-	3	-	3
Financial assets pending to be settled	754	-	754	-
Collateral sold	4,084	7,849	4,084	2,227
Derivative transactions	50,472	34,969	50,472	34,969
Technical reserves	11,096	10,504	-	-
Reinsurers	20	20	-	-
Other payable accounts	64,481	54,590	63,620	53,305
Income tax	281	1,462	184	1,079
Sundry creditors and other accounts Payable	64,200	53,128	63,436	52,226

Subordinated debentures outstanding	11,395	10,153	11,395	10,153

Deferred taxes	492	507	492	505

Total liabilities	476,258	456,391	464,750	445,385

Equity
Paid in capital	37,823	32,673	32,768	27,618
Capital stock	5,637	5,111	5,680	5,261
Additional paid in capital	32,186	27,562	27,088	22,357

Other reserves	17,207	12,545	15,108	11,513
Capital reserves	2,157	1,832	10,573	9,657
Retained earnings	12,342	8,959	2,389	514
Result from the valuation of available-for-sale securities	1,314	683	1,314	683
Result from cash flow hedging transactions	(90)	(127)	(90)	(127)
Net income	1,484	1,198	922	786
Minority interest in capital	10	9	1	-
Total equity	55,040	45,227	47,877	39,131
Total liabilities and equity	531,298	501,618	512,627	484,516

Consolidated Balance Sheet (continued)

	GROUP		BANK
Figures in MXN millions	31 Mar	31 Mar	31 Mar	31 Mar
	2013	2012	2013	2012
Memorandum Accounts	4,660,318	2,794,342	4,619,129	2,683,426

Third party accounts	87,550	96,836	47,356	48,062
Clients current accounts	-	100	-	-
Custody operations	39,354	36,268	-	-
Transactions on behalf of clients	840	12,406	-	-
Third party investment banking operations, net	47,356	48,062	47,356	48,062

Proprietary position	4,572,768	2,697,506	4,571,773	2,635,364
Guarantees granted	-	9	-	9
Irrevocable lines of credit granted	23,431	24,668	23,431	24,668
Goods in trust or mandate	395,854	348,119	395,854	348,119
Goods in custody or under administration	321,855	288,199	355,566	283,088
Collateral received by the institution	21,188	55,443	21,188	55,443
Collateral received and sold or delivered as guarantee	14,351	53,144	14,351	47,566
Values in deposit	53	53	-	-
Suspended interest on impaired loans	122	239	122	239
Recovery guarantees for issued bonds	19,162	35,535	-	-
Paid claims	-	9	-	-
Cancelled claims	5	-	-	-
Responsibilities from bonds in force	3,763	3,723	-	-
Other control accounts	3,772,984	1,888,365	3,761,261	1,876,232

Consolidated Income Statement

	GROUP		BANK
Figures in MXN millions	31 Mar	31 Mar	31 Mar	31 Mar
	2013	2012	2013	2012
Interest income	7,686	7,932	7,474	7,742
Interest expense	(2,258)	(2,813)	(2,262)	(2,818)

Earned premiums	763	693	-	-
Technical reserves	(289)	(223)	-	-
Claims	(190)	(280)	-	-

Net interest income	5,712	5,309	5,212	4,924

Loan impairment charges	(1,539)	(1,654)	(1,539)	(1,654)
Risk-adjusted net interest income	4,173	3,655	3,673	3,270

Fees and commissions receivable	2,051	2,058	1,969	1,959

Fees payable	(420)	(555)	(424)	(448)

Trading income	722	716	584	607

Other operating income	594	871	636	971

Total operating income	7,120	6,745	6,438	6,359

Administrative and personnel expenses	(5,085)	(5,514)	(5,076)	(5,588)

Net operating income	2,035	1,231	1,362	771

Undistributed income from subsidiaries	7	8	7	6

Net income before taxes	2,042	1,239	1,369	777
Income tax	(238)	(293)	(69)	(137)
Deferred income tax	(388)	155	(378)	146
Net income before discontinued operations	1,416	1,101	922	786

Discontinued operations	68	97	-	-

Net income	1,484	1,198	922	786

Consolidated Statement of Changes in Shareholders’ Equity

GROUP

	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Figures in MXN millions
Balances at 1 January 2013	32,673	2,157	8,833	902	(103)	6,016	11	50,489

Movements inherent to the shareholders’ decision
Shares issue	5,150							5,150
Transfer of result of prior years	-	-	6,016	-	-	(6,016)	-	-
Cash dividends	-	-	(2,500)	-	-	-	-	(2,500)
Total	5,150	-	3,516	-	-	(6,016)	-	2,650

Movements for the recognition of the comprehensive income

Net income	-	-	-	-	-	1,484	-	1,484
Result from valuation of available- for-sale securities	-	-	-	412	-	-	-	412
Result from cash flow hedging transactions	-	-	-	-	13	-	-	13
Others	-	-	(7)	-	-	-	(1)	(8)
Total	-	-	(7)	412	13	1,484	(1)	1,901
Balances at 31 March 2013	37,823	2,157	12,342	1,314	(90)	1,484	10	55,040

Consolidated Statement of Changes in Shareholders’ Equity (continued)

BANK

Figures in MXN millions	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Balances at 1 January 2013	27,618	10,573	(202)	902	(103)	3,997	2	42,787

Movements inherent to the shareholders’ decision
Share issue	5,150	-	-	-	-	-	-	5,150
Transfer of result of prior years	-	-	3,997	- -	-	(3,997)	-	-
Constitution of reserves	-	-	-	-	-	-	-	-
Cash dividends	-	-	(1,400)	-	-	-	-	(1,400)
Total	5,150	-	2,597	-	-	(3,997)	-	3,750

Movements for the recognition of the comprehensive income
Net income	-	-	-	-	-	922	-	922
Result from valuation of available- for-sale securities	-	-	-	412	-	-	-	412
Result from cash flow hedging transactions	-	-	-	-	13	-	-	13
Others	-	-	(6)	-	-	-	(1)	(7)
Total	-	-	(6)	412	13	922	(1)	1,340
Balances at 31 March 2013	32,768	10,573	2,389	1,314	(90)	922	1	47,877

Consolidated Statement of Cash Flows

GROUP

Figures in MXN millions	31 Mar 2013

Net income	1,484
Adjustments for items not involving cash flow:	2,612
Depreciation and amortisation	445
Provisions	1,326
Income tax and deferred taxes	626
Technical reserves	289
Discontinued operations	(68)
Undistributed income from subsidiaries	(6)

Changes in items related to operating activities:
Margin accounts	53
Investment securities	(1,225)
Repurchase agreements	4,477
Stock borrowing	-
Derivative / assets	(10,824)
Loan portfolio	1,014
Foreclosed assets	16
Operating assets	(21,169)
Deposits	(30,318)
Bank deposits and other liabilities	7,122
Settlement accounts	754
Creditors repo transactions	17,879
Collateral sold or delivered as guarantee	196
Derivative / liabilities	9,550
Subordinated debentures outstanding	1,199
Accounts receivables from reinsurers and coinsurers	42
Accounts receivables from premiums	13
Reinsurers and bonding	4
Other operating liabilities	15,398
Income tax paid	(758)
Funds provided by operating activities	(6,577)

Investing activities:
Acquisition of property, furniture and equipment	(376)
Intangible asset acquisitions & prepaid expenses	(39)
Other investment activities	110
Funds used in investing activities	(305)

Financing activities:
Shares issue	5,150
Cash dividends	(2,500)
Others	(7)
Funds used in financing activities	2,643

Financing activities:
Increase / Decrease in cash and equivalents	(143)
Cash and equivalents at beginning of period	55,846
Cash and equivalents at end of period	55,703

Consolidated Statement of Cash Flows (continued)

BANK

Figures in MXN millions	31 Mar 2013

Net income	922
Adjustments for items not involving cash flow:	2,211
Depreciation and amortisation	445
Provisions	1,326
Income tax and deferred taxes	447
Undistributed income from subsidiaries	(7)

Changes in items related to operating activities:
Margin accounts	53
Investment securities	(870)
Repurchase agreements	4,477
Derivative / assets	(10,822)
Loan portfolio	1,014
Foreclosed assets	16
Operating assets	(20,659)
Deposits	(30,397)
Bank deposits and other liabilities	7,123
Creditors repo transactions	17,879
Collateral sold or delivered as guarantee	196
Derivative / liabilities	9,550
Subordinated debentures outstanding	1,199
Other operating liabilities	15,323
Income tax paid	(758)
Funds provided by operating activities	(6,676)

Investing activities:
Acquisition of property, furniture and equipment	(375)
Intangible asset acquisitions & prepaid expenses	32
Funds used in investing activities	(343)

Financing activities:
Share issue	5,150
Cash dividends	(1,400)
Others	(7)
Funds used in financing activities	3,743

Financing activities:
Increase / Decrease in cash and equivalents	(143)
Cash and equivalents at beginning of period	55,846
Cash and equivalents at end of period	55,703

Differences between Mexican GAAP and International Financial Reporting Standards (IFRS)

Grupo Financiero HSBC

HSBC Holdings plc, the ultimate parent of Grupo Financiero HSBC, reports its results under International Financial Reporting Standards (IFRS). Set out below is a reconciliation of the results of Grupo Financiero HSBC from Mexican GAAP to IFRS for the first quarter of 2013 and an explanation of the key reconciling items.

31 Mar
Figures in MXN millions	2013

Grupo Financiero HSBC – Net Income Under Mexican GAAP	1,484

Differences arising from:

Valuation of defined benefit pensions and post-retirement healthcare benefitsW	23
Deferral of fees received and paid on the origination of loans and other effective interest rate adjustmentsW	23
Loan impairment charges and other differences in presentation under IFRSW	(204)
Present value in-force of long-term insurance contractsW	(131)
Other differences in accounting principlesW	18
Net income under IFRS	1,213
US dollar equivalent (millions)	95
Add back tax expense	513
Profit before tax under IFRS	1,726
US dollar equivalent (millions)	136
Exchange rate used for conversion	12.72

W Net of tax at 30% 1.

Summary of key differences between Grupo Financiero HSBC’s results as reported under Mexican GAAP and IFRS

Valuation of defined benefit pensions and post-retirement healthcare benefits
Mexican GAAP
Defined benefit pension costs and the present value of defined benefit obligations are calculated at the reporting date by the schemes’ actuaries using the Projected Unit Credit Method and real interest rates.

IFRS
Defined benefit pension costs and the present value of defined benefit obligations are calculated at the reporting date by the schemes’ actuaries using the Projected Unit Credit Method. The net charge to the income statement mainly comprises the current service cost, plus the unwinding of the discount rate on plan liabilities, less the expected return on plan assets, and is presented in operating expenses. Past service costs are charged immediately to the income statement to the extent that the benefits have vested, and are otherwise recognised on a straight-line basis over the average period until the benefits vest. Actuarial gains and losses comprise experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred), as well as the effects of changes in actuarial assumptions. Actuarial gains and losses are recognised in other comprehensive income in the period in which they arise.

Summary of key differences between Grupo Financiero’s results as reported under Mexican GAAP and IFRS (continued)

Deferral of fees paid and received on the origination of loans and other effective interest rate adjustments
Mexican GAAP
From 1 January 2007, loan origination fees are required to be deferred and amortised over the life of the loan on a straight line basis. Prior to 2007, loan origination fees were recognised up-front.

IFRS
Effective interest rate method is used for the recognition of fees and expenses received or paid that are directly attributable to the origination of a loan and for other transaction costs, premiums or discounts.

Loan impairment charges and other differences in presentation under IFRS
Mexican GAAP
Loan impairment charges are calculated following the rules issued by the Mexican Ministry of Finance and the National Banking and Securities Commission. Such rules establish methodologies for determining the amount of provision for each type of loan.

IFRS
Impairment losses on collectively assessed loans are calculated as follows:

•
When appropriate empirical information is available, the Bank utilises roll rate methodology. This methodology employs statistical analysis of historical data and experience of delinquency and default to estimate the amount of loans that will eventually be written off as a result of events occurring before the balance sheet date which the Bank is not able to identify on an individual loan basis, and that can be reliably estimated.

•	In other cases, loans are grouped together according to their credit risk characteristics for the purpose of calculating an estimated collective loss.

Impairment losses on individually assessed loans are calculated by discounting the expected future cash flows of a loan at its original effective interest rate, and comparing the resultant present value with the loans current carrying value.

Present value of in-force long-term life insurance contracts
Mexican GAAP
The present value of future earnings is not recognised. Premiums are accounted for on a received basis and reserves are calculated in accordance with guidance as set out by the Insurance Regulator (Comisión Nacional de Seguros y Fianzas).

IFRS
The value placed on insurance contracts that are classified as long-term insurance business or long-term investment contracts with discretionary participating features (‘DPF’) and are in force at the balance sheet date is recognised as an asset. The asset represents the present value of the equity holders’ interest in the issuing insurance companies’ profits expected to emerge from these contracts written at the balance sheet date.

The present value of in-force long-term insurance business and long-term investment contracts with DPF, referred to as ‘PVIF’, is determined by discounting the equity holders’ interest in future profits expected to emerge from business currently in force using appropriate assumptions in assessing factors such as future mortality, lapse rates and levels of expenses, and a risk discount rate that reflects the risk premium attributable to the respective contracts. The PVIF incorporates allowances for both non-market risk and the value of financial options and guarantees. The PVIF asset is presented gross of attributable tax in the balance sheet and movements in the PVIF asset are included in ‘Other operating income’ on a gross of tax basis.

1 According to the gradual reduction of the income tax rate applicable for 2013, differences are presented net of tax at 30%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 29 April 2013